SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12619

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statement of Net Assets Available for Benefits

	December 31,

	2002	2001

Assets
Investments	$142,451,767	$134,100,295

	142,451,767	134,100,295

Liabilities
Fees payable	3,100	3,217

	3,100	3,217

Net Assets Available for Benefits	$142,448,667	$134,097,078

See the accompanying Notes to Financial Statements.

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RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2002	2001

Additions
Investment income:
Interest and dividend income	$3,072,583	$3,529,389
Net (depreciation) appreciation in fair value of
investments	(12,352,109)	2,603,441

	(9,279,526)	6,132,830

Contributions:
Employer	2,777,521	2,138,513
Participants	9,906,324	6,856,617

	12,683,845	8,995,130

Other additions	5,000	14,958

Total additions	3,409,319	15,142,918

Deductions
Benefits paid	8,005,578	6,687,605
Other deductions	82,346	51,484

Total deductions	8,087,924	6,739,089

Net (Decrease) Increase in Net Assets before Transfers	(4,678,605)	8,403,829

Transfers
Asset transfers in	13,030,194	10,420,198

Net Increase in Net Assets Available for Benefits	8,351,589	18,824,027

Net Assets Available for Benefits:
Beginning of year	134,097,078	115,273,051

End of year	$142,448,667	$134,097,078

See the accompanying Notes to Financial Statements.

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RALCORP HOLDINGS, INC. SAVINGS INVESTMENT PLAN Notes to Financial Statements
Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC).

Eligibility. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law. Before April 1, 2001, the Plan required completion of one year of credited service with the Company prior to participation in the Plan. Effective April 1, 2001, employees are eligible at date of hire.  At December 31, 2002 and 2001, there were a total of 4,262 and 3,087 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee (BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company’s Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions.  Participants may make maximum contributions to the Plan equal to the lesser of $11,000 or 50% of their compensation for the year. Subject to such limitations, participants may make basic contributions of 2% to 50% of their compensation, in 1% increments, on a pre-tax basis. Employees reaching age 50 prior to December 31, 2002 were eligible to contribute an additional $1,000 not subject to the above limitations.

From January 1, 2001 through March 31, 2001, participants could contribute between 2% and 12% of their compensation on a pre-tax basis and could make supplemental contributions of between 1% and 10%, subject to a maximum of 15%. From April 1, 2001 through December 31, 2001, participants could contribute between 2% and 15% on a pre-tax basis. Total pre-tax contributions for 2001 were limited to $10,500.

Total employee and Company contributions were limited to $40,000 in 2002 and $35,000 in 2001.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

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RALCORP HOLDINGS, INC. SAVINGS INVESTMENT PLAN Notes to Financial Statements (Continued)
The Company contributes a maximum of $.50 for each dollar contributed by participants, up to 6% of the participants’ pre-tax earnings. Before April 1, 2001, the Company match was graduated based on years of service as follows: one year of service equated to a 15% Company match, two years of service equated to a 30% Company match and three or more years of service entitled the employee to the maximum Company match of 50%. Effective April 1, 2001, participants with one year of service receive a 25% Company match and those with two or more years of service receive a 50% match. Employees who were at the 15% or 30% match levels were moved to the new schedule based on their services as of April 1, 2001. Before April 1, 2001, the Company match was invested solely in the Ralcorp Stock Fund. Effective April 1, 2001, the Company removed the requirement that Company matching contributions have to be invested in the Ralcorp Stock Fund and removed investment restrictions on amounts already contributed. Participants are able to move previously restricted balances to any of the other investment options of the Plan. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (Trustee) or any successor selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The Trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan years ended December 31, 2002 and 2001, participants were able to allocate their contributions among the following investment options: Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Plan Withdrawals, Loans and Forfeitures.  Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2002 and 2001 were $32,655 and $18,264, respectively, and are included in employer contributions on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.

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RALCORP HOLDINGS, INC. SAVINGS INVESTMENT PLAN Notes to Financial Statements (Continued)
Plan Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments.  Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned and dividend income is recognized on the date of record. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position). Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits. Benefits are recorded when paid.

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RALCORP HOLDINGS, INC. SAVINGS INVESTMENT PLAN Notes to Financial Statements (Continued)
Note 3 – Investments

The Plan’s investments are held in a trust fund. The following table presents the carrying value of investments.

	December 31,

	2002	2001

Investments at Fair Value as Determined by
Quoted Market Price
Common stock:
Ralcorp Holdings, Inc.	$26,614,974	$27,445,893
Mutual funds:
Vanguard 500 Index Fund	25,029,973	27,915,330
Vanguard Explorer Fund	7,335,738	8,306,346
Vanguard Total Bond Market Index Fund	8,120,634	4,357,261
Vanguard Federal Money Market Fund	21,099,153	16,364,458
Vanguard Wellington Fund	15,196,513	14,851,413
Vanguard Windsor II Fund	14,350,629	13,925,414
Vanguard Retirement Savings Trust	15,063,775	11,236,014
Vanguard International Growth Fund	3,958,637	4,506,641

	136,770,026	128,908,770
Investments at Cost which Approximates
Fair Value
Participant loans	5,681,741	5,191,525

	$142,451,767	$134,100,295

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
	Year Ended December 31,

	2002	2001

Investments at Fair Value as Determined by
Quoted Market Price
Common stock	$3,081,256	$8,502,467
Mutual funds	(15,433,365)	(5,899,026)

	$(12,352,109)	$2,603,441

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RALCORP HOLDINGS, INC. SAVINGS INVESTMENT PLAN Notes to Financial Statements (Continued)
Note 4 – Nonparticipant-Directed Investments

Prior to April 1, 2001, nonparticipant-directed investments consisted of Company matching contributions invested in the Ralcorp Stock Fund (common stock). Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001 is as follows:

Net appreciation	$1,176,411
Contributions	420,040
Benefits paid	(122,749)
Other, net	(156,374)
Transfers to participant-directed investments	(14,531,502)

$(13,214,174)

Note 5 – Related Party Transactions

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2002, these shares had a total cost of $16,199,169 and market value of $26,614,974.  At December 31, 2001, these shares had a total cost of $17,113,324 and market value of $27,445,893. During 2002, the Plan purchased $9,038,496 and sold $12,951,538 of such assets. During 2001, the Plan purchased $5,721,574 and sold $13,371,672 of such assets.

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2002, these shares had a total cost of $121,980,596 and market value of $110,155,052. At December 31, 2001, these shares had a total cost of $99,062,430 and market value of $101,462,877. During 2002, the Plan purchased $56,516,683 and sold $32,411,169 of such assets. During 2001, the Plan purchased $48,450,948 and sold $24,869,668 of such assets. Administrative fees paid to Vanguard by the Plan amounted to $82,463 and $46,736 for the years ended December 31, 2002 and 2001, respectively.

Note 6 – Income Tax Status

The Plan has received a favorable determination letter dated August 10, 1998 from the Internal Revenue Service as a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants’ basic contributions, Company matching contributions and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant’s after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

7

RALCORP HOLDINGS, INC. SAVINGS INVESTMENT PLAN Notes to Financial Statements (Continued)

Note 7 – Asset Transfers

On January 30, 2002, the Company completed the purchase of Lofthouse Foods Incorporated. Assets totaling $376,160 related to participants’ balances in Lofthouse Foods 401(k) Retirement Savings Plan were merged into the Plan on December 31, 2002. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2002.

On April 21, 1997, the Company completed the purchase of Wortz Company. Assets totaling $127,837 related to participants’ balances in Wortz Company Money Purchase Pension Plan were merged into the Plan on September 1, 2002. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2002.

On May 1, 2000, the Company completed the purchase of James P. Linette, Inc. Assets totaling $555,521 related to participants’ balances in James P. Linette 401(k) Savings Plan were merged into the Plan on March 1, 2002. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2002.

On July 14, 2000, the Company completed the purchase of RHM Holdings (USA), Inc. and The Red Wing Company, Inc. Assets totaling $11,970,676 related to participants’ balances in RHM Holdings (USA) Inc. Employees Savings and Retirement Plan and The Red Wing Company, Inc. Employees Savings and Retirement Plan for New York Union Employees were merged into the Plan on January 1, 2002. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2002.

On March 4, 1999, the Company completed the purchase of Martin Gillet & Co., Inc. Assets totaling $1,765,807 related to participants’ balances in Martin Gillet & Co., Inc. Employees’ 401(k) Profit Sharing Plan were merged into the Plan on November 1, 2001. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2001.

On January 28, 2000, the Company completed the purchase of Cascade Cookie Company, Inc. Assets totaling $235,578 related to participants’ balances in Cascade Cookie Company, Inc. 401(k) were merged into the Plan on July 1, 2001.  Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2001.

On October 4, 1999, the Company completed the purchase of Ripon Foods, Inc. Assets totaling $6,087,380 related to participants’ balances in Ripon Foods, Inc. Warehouse Retirement Savings Plan and Ripon Foods, Inc. Retirement Savings Plan were merged into the Plan on June 1, 2001. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2001.

On January 31, 2001, the Company completed the purchase of The Torbitt & Castleman Company, LLC. Assets totaling $2,331,433 related to participants’ balances in Torbitt 401(k) Plan were merged into the Plan on April 1, 2001. Accordingly, the amount has been recorded as an “asset transfer in” in the accompanying financial statements for the year ended December 31, 2001.

8

SCHEDULE I
RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Schedule of Assets (Held at End of Year)
December 31, 2002
	Identity of Issuer,
	Borrower, Lessor			Fair
	or Similar Party	Description of Investment	Cost	Value

*	The Vanguard Group	Vanguard 500 Index Fund	$29,646,105	$25,029,973
*	The Vanguard Group	Vanguard Explorer Fund	9,115,577	7,335,738
*	The Vanguard Group	Vanguard Federal Money Market Fund	21,099,153	21,099,153
*	The Vanguard Group	Vanguard International Growth Fund	5,358,648	3,958,637
*	The Vanguard Group	Vanguard Total Bond Market Index Fund	7,919,965	8,120,634
*	The Vanguard Group	Vanguard Wellington Fund	16,430,020	15,196,513
*	The Vanguard Group	Vanguard Windsor II Fund	17,347,353	14,350,629

		Total Investment in Shares in
		Registered Investment Company	106,916,821	95,091,277

*	The Vanguard Group	Vanguard Retirement Savings Trust	15,063,775	15,063,775

*	Participant Loans	Loans at 3.81% - 10.5% maturing
		January 2003 through July 2016	-	5,681,741

*	Ralcorp Holdings, Inc.	Common Stock	16,199,169	26,614,974

			$138,179,765	$142,451,767

*	Party-in-interest

9

(on PricewaterhouseCoopers letterhead)

Report of Independent Auditors

To the Participants and Administrator of
Ralcorp Holdings, Inc. Savings Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ralcorp Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 25, 2003

10

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
EMPLOYEE BENEFIT TRUSTEES COMMITTEE

By:   _/s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

June 27, 2003

11

EXHIBIT INDEX

Exhibits

    23              Consent of Independent Auditors
    99.1           Certification of Joe R. Micheletto, Chief Executive Officer
    99.2           Certification of Thomas G. Granneman, Controller and Chief Accounting Officer

12